UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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    SEC FILE NUMBER
       000-50038
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     CUSIP NUMBER
      03850Y100
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                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                  For Period Ended:  September 30, 2005
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Aradyme Corporation
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Full Name of Registrant

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Former Name if Applicable

1255 North Research Way, Building Q3500
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Address of Principal Executive Office (Street and Number)

Orem, UT  84097
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been in the process of raising equity capital and finalized an agreement in mid-December. All of the Company's financial personnel and resources were focused on bringing this funding activity to completion, not allowing a full focus on 10-KSB drafting, finalization, and filing by December 29, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Scott A. Mayfield                    801               705-5000
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               (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                       [X] Yes                      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes                      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's loss from operations in the fiscal year ended September 30, 2005, is expected to be approximately $2.3 million, compared to $1.8 million in the last fiscal year. However, the Company will show significantly higher revenue this fiscal year than the last fiscal year. Over $1.1 million of revenue for the fiscal year ended September 30, 2005, is expected to be reported, compared to $57,480 of revenue for the fiscal year ended September 30, 2004. The revenue increase over the last fiscal year is due to completed project milestones and billed amounts on projects in process. Total reported operating expenses for the fiscal year ended September 30, 2005, are expected to be approximately $3.2 million, compared to $1.8 million reported in the corresponding period for the fiscal year ended September 30, 2004.

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                               Aradyme Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2005                            By: /s/ Scott A. Mayfield
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                                                       Scott A. Mayfield,
                                                       Chief Financial Officer

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